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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              CITIZENS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              CITIZENS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 01-174533 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES A. COTTER, JR.
          CHAIRMAN OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
                              CITIZENS CORPORATION
                               440 LINCOLN STREET
                         WORCESTER, MASSACHUSETTS 01653
                                 (508) 855-1000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                           DANIEL S. STERNBERG, ESQ.
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Citizens Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 440 Lincoln Street, Worcester, Massachusetts 01653. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.01 per share (shares of such common stock are referred to herein as the "Shares"). The Shares are listed on the New York Stock Exchange under the symbol "CZC."

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Schedule 14D-9 relates to a tender offer by Citizens Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Allmerica Financial Corporation, a Delaware corporation ("AFC"), to purchase all of the outstanding Shares not owned by AFC or its subsidiaries (the "Public Shares"). The offer is being made at a price of $33.25 per Share, net to the seller in cash, without interest (the "Revised Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 1998, as amended by a press release, dated November 16, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). According to the Offer to Purchase, immediately prior to making the Offer, AFC, through certain of its wholly owned subsidiaries, owned approximately 83% of the outstanding Shares.

  The Purchaser and AFC filed a Rule 13e-3 Transaction Statement and a related Tender Offer Statement on Schedule 14D-1 on November 2, 1998. According to the Offer to Purchase, the Purchaser is making the Offer for the purpose of acquiring that number of Shares (the "Minimum Number") which, together with the Shares already owned by AFC or its subsidiaries, would constitute at least 90% of the outstanding Shares. The consummation of the Offer is conditioned, subject to waiver, on at least the Minimum Number of Shares being validly tendered and not withdrawn in the Offer. Consummation of the Offer is not conditioned on the approval or recommendation of the Offer by the Board of Directors of the Company (the "Board of Directors") or the Special Committee (as defined below).

  The Offer to Purchase states that following acquisition of such number of Shares pursuant to the Offer, the Purchaser and AFC plan to effect a "short-form merger" under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), pursuant to which the Purchaser will be merged with and into the Company without any action by the Board of Directors or its stockholders (the "Merger," and together with the Offer, the "Transaction"). According to the Offer to Purchase, the Purchaser has approved the consummation of the Merger subject to certain conditions, including the acquisition of at least the Minimum Number of Shares. The Offer to Purchase states that at the effective time of the Merger (the "Effective Time"), each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, by AFC or its subsidiaries, or by stockholders who shall have demanded and perfected appraisal rights under Section 262 of the DGCL) would be canceled and converted automatically into the right to receive the Revised Offer Price in cash, or any higher price paid per Share pursuant to the Offer, without interest.

  According to the Offer to Purchase, following consummation of the Merger, the Purchaser would cease to exist and the Company would continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of AFC. The address of the principal executive offices of the Purchaser and AFC, as set forth in the Offer to Purchase, is 440 Lincoln Street, Worcester, Massachusetts 01653.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Pursuant to resolutions of the Board of Directors, dated October 27, 1998, a special committee of the Board of Directors, consisting of James A. Cotter, Jr., Neal J. Curtin and Dona Scott Laskey (the "Special Committee"), was established to review, evaluate, and, if advisable, negotiate on behalf of the Company with respect to, the Offer. The Board of Directors authorized the Special Committee to make a recommendation with respect to the Offer and to file this Schedule 14D-9 on behalf of the Company. The resolutions of the Board of Directors, dated October 27, 1998, have been filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 hereto.

  (b) Except as described or incorporated by reference in this Item 3(b), to the knowledge of the Special Committee, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and
(1) the Company or its executive officers, directors or affiliates, or (2) the Purchaser, AFC or their executive officers, directors or affiliates.

  Agreements and Arrangements with Executive Officers and
Directors. Information with respect to certain contracts, agreements, arrangements or understandings between the Company and its affiliates, on the one hand, and certain of the Company's directors and executive officers, on the other hand, is set forth in the Company's Proxy Statement, dated March 31, 1998, for its Annual Meeting of Stockholders held on May 12, 1998 (the "Proxy Statement"). The Proxy Statement has been filed with the Commission as Exhibit 2 hereto, and pages one through nine thereof are incorporated herein by reference.

  AFC's Control of the Company. The Company was formed in 1993 by AFC as a holding company for Citizens Insurance Company of America ("Citizens Insurance"), a Michigan insurance company. In March and April of 1993, the Company issued an aggregate of 6,981,600 Shares in its initial public offering, as a result of which, approximately 19% of the outstanding Shares became publicly held. Since 1991, as described below, the management and operations of the Company and other subsidiaries of AFC have been combined in part. According to the Offer to Purchase, as a result of the repurchase of Shares by the Company, AFC, through its wholly owned subsidiaries First Allmerica Financial Life Insurance Company ("FAFLIC"), SMA Financial Corp., Allmerica Property & Casualty, Inc. and the Hanover Insurance Company, owned approximately 83% of the outstanding Shares immediately prior to making the Offer.

  Contracts, Agreements and Arrangements between the Company and AFC. As a subsidiary of AFC, the Company has entered into various contracts, agreements and arrangements with AFC and its subsidiaries. The Special Committee has been informed by AFC that certain employees of the Company have assisted AFC and the Purchaser with respect to the Transaction, primarily by providing information concerning the Company for the preparation of the Offer to Purchase in compliance with the requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. According to the Offer to Purchase, no employee of the Company has, or will, receive any additional or separate compensation for such services.

  The Company is a party to a Consolidated Service Agreement among AFC and its subsidiaries under which FAFLIC and other AFC subsidiaries provide management, technological, administrative and other services, as well as office space, to the Company and its subsidiaries. The Company and its subsidiaries were charged approximately $20.5 million, $13.3 million and $9.7 million by certain affiliates of AFC for services rendered under this agreement during 1997, 1996 and 1995, respectively. These charges amounted to approximately $30.5 million and $8.4 million for the six months ended June 30, 1998 and 1997, respectively. Prior to 1998, services were charged to the Company under this agreement based on either (1) the low end of market prices when reasonably available, or (2) the "full cost" of providing those services plus 10%. "Full cost" is defined as direct chargeable costs plus assigned overhead costs, as determined in accordance with the agreement. The 10% surcharge was intended to cover other direct and indirect costs that were not specifically identifiable and were not cost-effective to measure. Since January 1, 1998, services provided under the Consolidated Service Agreement have been charged to the Company based on "full cost," without surcharge. The Board of Directors has approved the Consolidated Service Agreement and periodically reviews the dollar amount of charges from other subsidiaries of AFC. The Consolidated Service Agreement has been filed with the Commission as Exhibit 10 hereto.

  Beginning in 1996, AFC and the Company's computer data centers were consolidated under FAFLIC. This resulted in the increase in total intercompany charges to the Company from 1995 to 1996. Beginning in 1997, certain other functions, such as accounting, internal audit, tax management, cash management, human resource management and facilities management, which had been performed independently by the Company, were consolidated and managed by AFC. This resulted in the increase in total intercompany charges to the Company from 1996 to 1997.

  On January 1, 1998, all employees of the Company became employees of FAFLIC under a single employer arrangement for AFC and its subsidiaries. In conjunction with this transition, AFC and the Company consolidated certain additional functions which had been performed independently by the Company, including technology, claims, customer service, premium billing, training, printing and mail. Accordingly, these services are now charged to the Company by FAFLIC in accordance with the Consolidated Service Agreement, resulting in an increase in total charges from 1997 to 1998. However, under the single employment arrangement, the costs related to the majority of former Company employees are absorbed directly by the Company, and are not reflected in the intercompany charges summarized above.

  Additional Interests of Certain Directors and Executive Officers of the Company. Certain members of the Board of Directors and certain senior executive officers of the Company have certain additional interests which may present them with actual or potential conflicts of interest in connection with the Transaction. Four of the seven members of the Board of Directors, Messrs. May, McAuliffe, O'Brien and Simonsen, are currently members of the Board of Directors of AFC or are officers of AFC, and certain of the Company's senior executive officers are also officers of AFC. Mr. O'Brien, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, is Chief Executive Officer, President and a director of AFC. Such persons are expected to retain their respective positions at AFC following consummation of the Merger. For more information see pages one through four of the Proxy Statement, which are incorporated herein by reference, and Appendix A to the Offer to Purchase. The members of the Special Committee have no affiliation with AFC, except as directors of the Company.

  In addition, certain of the Company's directors and senior executive officers own Shares and/or shares of AFC common stock. Information regarding share ownership is set forth on page five of the Proxy Statement and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A)-(B)(1) THE POSITION OF THE SPECIAL COMMITTEE.

  The Special Committee has determined that, in light of the material amendment to the offer price announced on the date of this Schedule 14D-9, it is currently unable to take a position with respect to the Offer in this
Schedule 14D-9. However, as described below under "Background of the Special Committee's Position," the Offer has been amended pursuant to an agreement between the Special Committee and AFC and the Special Committee has agreed to recommend the Offer as so amended to the Public Shareholders. The Special Committee intends to communicate its recommendation, and the reasons therefor, to the Public Shareholders as soon as possible but in no event later than November 18, 1998.

  (A)-(B)(2) BACKGROUND OF THE SPECIAL COMMITTEE'S POSITION.

  AFC issued a press release regarding its intention to commence the Offer at the original offer price of $29.00 per Public Share (the "Initial Offer Price") on October 27, 1998.

  On October 27, 1998, at a regularly scheduled meeting of the Board of Directors, executive officers of AFC advised the Board of Directors that AFC intended to commence the Offer. In contemplation of the Offer, the Board of Directors established the Special Committee, consisting of independent directors James A. Cotter, Jr., Neal J. Curtin and Dona Scott Laskey, to review, evaluate, and, if advisable, negotiate on behalf of the Company with respect to, the Offer. The Board of Directors also authorized the Special Committee to make a recommendation with respect to the Offer and to file this Schedule 14D-9 on behalf of the Company. Ms. Laskey and Messrs. Cotter and Curtin are the only members of the Board of Directors who have not served as officers, directors or employees of AFC or any of its subsidiaries other than the Company.

  Following the October 27, 1998 meeting of the Board of Directors, the Special Committee convened and elected Mr. Cotter as its Chairman. After interviewing a number of law firms over several days, the Special Committee unanimously decided to retain Cleary, Gottlieb, Steen & Hamilton as the legal advisor to the Special Committee ("Cleary Gottlieb").

  On November 2, 1998, AFC and Purchaser commenced the Offer at the Initial Offer Price.

  The Special Committee met on November 2, 1998 to discuss their duties under applicable law with Cleary Gottlieb and to select an investment banking firm to serve as financial advisor to the Special Committee. After interviewing four investment banking firms, the Special Committee unanimously decided to retain Merrill Lynch & Co. ("Merrill Lynch") to provide financial advice to the Special Committee in connection with the Offer and render its opinion (the "Opinion") as to whether or not the consideration to be received by the Public Shareholders in the Offer is adequate or fair, as applicable, to the holders of Public Shares (the "Public Shareholders") from a financial point of view. See Item 5 below for a description of the terms of Merrill Lynch's engagement. During the week of November 2, 1998, Merrill Lynch conducted a due diligence review with respect to the Company and the Offer.

  On November 3, 1998, the Special Committee issued a press release urging Public Shareholders to take no action with respect to the Offer. This press release has been filed with the Commission as Exhibit 3 hereto.

  On November 7, 1998, the Special Committee held a meeting attended by representatives of Merrill Lynch and Cleary Gottlieb. At the meeting, representatives of Merrill Lynch summarized the results of their due diligence review and presented certain preliminary valuation and financial analyses they had performed with respect to the Company and the Shares. The Merrill Lynch representatives indicated that although they were not yet prepared to render a formal opinion regarding the Initial Offer Price, and additional analyses would be required before they were in a position to do so, they had reached a preliminary conclusion, based on the valuation and financial analyses performed to date, that the Initial Offer Price was inadequate from a financial point of view. Representatives of Cleary Gottlieb then discussed the duties of the Special Committee under applicable law in light of Merrill Lynch's preliminary conclusion. Following further discussion of these matters, the Special Committee came to a preliminary conclusion that the Initial Offer Price was not fair to or in the best interests of the Public Shareholders and requested that representatives of Merrill Lynch communicate the preliminary conclusions of Merrill Lynch and the Special Committee to representatives of AFC and Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisor to AFC. The Special Committee also requested that Merrill Lynch, on behalf of the Special Committee, request that AFC consider increasing the Initial Offer Price and amending the Offer so that AFC's ability to consummate the Offer would be conditioned on the valid tender of a majority of the Public Shares (the "Majority of Minority Condition").

  On November 8, 1998, representatives of Merrill Lynch contacted a representative of AFC. The AFC representative indicated that AFC was unlikely to amend the Offer to include the Majority of Minority Condition.
Representatives of Merrill Lynch and AFC agreed to exchange certain of their valuation analyses and supporting data and to hold additional discussions in the coming days.

  On November 9, November 10, and November 11, 1998, representatives of Merrill Lynch and Goldman Sachs exchanged information and discussed the methodologies and assumptions underlying certain of their valuation and financial analyses. During these conversations no specific revised offer price or range of revised offer prices were proposed. Representatives of Merrill Lynch reviewed the results of these conversations with the members of the Special Committee and representatives of Cleary Gottlieb in several conversations on those dates.

  On November 11, 1998, the Special Committee held a meeting attended by representatives of Merrill Lynch and Cleary Gottlieb. Representatives of Merrill Lynch reviewed certain further preliminary valuation and financial analyses they had performed taking into account certain information received during conversations with AFC and Goldman Sachs. The Special Committee requested that representatives of Merrill Lynch continue their discussions with AFC and Goldman Sachs in order to communicate the results of these additional analyses and to reiterate the request that AFC propose a higher offer price.

  On November 12, 1998, the Special Committee held a meeting attended by representatives of Merrill Lynch and Cleary Gottlieb. Representatives of Merrill Lynch stated that they had been informed by representatives of Goldman Sachs on behalf of AFC that "AFC is considering increasing its offer to $30.25 per share subject to acceptance by the Special Committee as to the fairness of the price offered to the unaffiliated stockholders." The Merrill Lynch representatives indicated to the Special Committee that although they were not yet prepared to render a formal opinion regarding a $30.25 price per Public Share, it was their preliminary conclusion, based on the valuation and financial analyses performed to date, that such a price, if offered, would be inadequate from a financial point of view. After discussion, the Special Committee concluded that a price of $30.25 per Public Share, if offered, would not be fair to the Public Shareholders and asked that Merrill Lynch communicate that view to Goldman Sachs.

  On November 13, 1998, members of the Special Committee participated in a teleconference with certain Public Shareholders who previously had requested an opportunity to state their views regarding the Offer to the Special Committee. In the course of the teleconference, several Public Shareholders made statements to the effect that they did not believe that the Initial Offer Price was fair to the Public Shareholders. The members of the Special Committee did not make any statement during the teleconference.

  On November 13, 1998, representatives of Merrill Lynch informed representatives of Goldman Sachs that the Special Committee had concluded that, if offered, a price of $30.25 per Public Share would not be fair to the Public Shareholders.

  On November 14, 1998, the Special Committee held a meeting attended by representatives of Merrill Lynch and Cleary Gottlieb. Representatives of Merrill Lynch stated that they had been informed by representatives of Goldman Sachs on behalf of AFC that AFC may be prepared to increase the offer price to $32.00 if the Special Committee would conclude that the Offer at such price was fair to the Public Shareholders. The Merrill Lynch representatives indicated to the Special Committee that although they were not yet prepared to render a formal opinion regarding a $32.00 price, it was their preliminary conclusion, based on the valuation and financial analyses performed to date, that such a price, if offered, would be inadequate from a financial point of view. After discussion, the Special Committee concluded that a price of $32.00 per Public Share, if offered, would be inadequate and asked that Merrill Lynch communicate that view to Goldman Sachs.

  Later on November 14, 1998, representatives of Merrill Lynch communicated the views of the Special Committee and Merrill Lynch regarding a possible increase in the offer price to $32.00 to representatives of Goldman Sachs.

  During the course of the day on November 15 and continuing during November 16, 1998, representatives of Merrill Lynch and Cleary Gottlieb continued to discuss the terms of the Offer with representatives of Goldman Sachs and Ropes & Gray, counsel to AFC, and to review the substance of those discussions with the Special Committee. Such discussions resulted, on the morning of November 16, 1998, in an agreement between the Special Committee and AFC that AFC would amend the Offer to increase the price to be paid in the Offer to $33.25 per Public Share and the Special Committee would recommend acceptance of the Offer as so amended to the Public Shareholders. In connection with the Special Committee arriving at its agreement with AFC, at a meeting held on November 16, 1998 attended by representatives of Merrill Lynch and Cleary Gottlieb, Merrill Lynch presented its financial and valuation analyses, which had been updated to take into account the completion of its due diligence investigation of the Company and recent market conditions, and then rendered its oral opinion to the effect that the Revised Offer Price of $33.25 per Public Share was fair, from a financial point of view, to the Public Shareholders.

  On November 16, 1998, AFC and the Special Committee on behalf of the Company issued a joint press release announcing the amendment of the Offer and the Special Committee's agreement to recommend the Offer as so amended to the Public Shareholders.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Letter Agreement with Merrill Lynch. Pursuant to a letter agreement, dated October 27, 1998 (the "Letter Agreement"), the Special Committee, on behalf of the Company, retained Merrill Lynch to provide financial advice to the Special Committee in connection with the Offer and render the Opinion as to whether or not the consideration to be received by the Public Shareholders in the Offer was adequate or fair, as applicable, to the Public Shareholders from a financial point of view.

  The Special Committee retained Merrill Lynch based on its experience and expertise. Merrill Lynch is an internationally recognized investment banking and business and financial advisory services firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Merrill Lynch and its affiliates may at any time actively trade or hold the securities of the Company or AFC for their own account or for the account of customers and, accordingly, hold a long or short position in such securities. Merrill Lynch has rendered significant investment banking and advisory services to the Company and AFC in the past for which it has received customary compensation. The Special Committee was made aware of such prior relationships before retaining Merrill Lynch and Merrill Lynch informed the Special Committee that it is not currently rendering any services to AFC.

  Pursuant to the Letter Agreement, the Company agreed to pay the following fees to Merrill Lynch: (i) a fee of $100,000, payable upon execution of the Letter Agreement, and (ii) an additional fee of $1,000,000, payable either (x) on the date Merrill Lynch renders the Opinion, or (y) if for any reason Merrill Lynch is not requested to render the Opinion, the date that Merrill Lynch determines, in its reasonable discretion, that it has completed the work necessary to render the Opinion. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its activities pursuant to the Letter Agreement, including the reasonable fees and disbursements of its counsel. The Company also agreed to indemnify Merrill Lynch and its affiliates and their respective directors, officers, employees, agents and controlling persons against certain liabilities and expenses arising in connection with Merrill Lynch's activities under the Letter Agreement.

  To the knowledge of the Special Committee, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of the Company on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a)-(b) To the knowledge of the Special Committee, neither the Company, any of its subsidiaries, nor any executive officer or director of any of the foregoing has engaged in any transactions involving the Shares during the period of 60 business days prior to the date hereof.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described in Items 3 and 4 above and as otherwise described in this Item 7, to the knowledge of the Special Committee no negotiation is being undertaken or is under way by the Company in response to the Offer which related to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company. The Special Committee intends to seek to continue its discussions with AFC with a view towards improving the terms of the Offer for the Public Shareholders. However, there can be no assurance that any such discussions will take place or that, if held, they will result in any amendment to the Offer.

  (b) Except as described in Items 3 and 4 above and as otherwise described in this Item 7, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

 Certain Litigation

  Since the announcement by AFC of its intention to commence the Offer, six lawsuits have been commenced by Public Shareholders in the Delaware Court of
Chancery: Susser v. O'Brien, et al., Civil Action No. 16745; Specht v. O'Brien, et al., Civil Action No. 16746; Steiner v. O'Brien, et al., Civil Action No. 16747; Finkelstein v. O'Brien, et al., Civil Action No. 16748; McKinnie v. O'Brien, et al., Civil Action No. 16749; and Hunter v. O'Brien, et al., Civil Action No. 16772. Each of the actions purports to be a class action brought on behalf of the Public Shareholders and asserts claims against AFC, the Company and the members of the Board of Directors (including the members of the Special Committee). The actions each allege that, through the conduct of the defendants, AFC has proposed to acquire the Shares at an unfair and inadequate price, in violation of fiduciary duties allegedly owed by the defendants to the Public Shareholders. The various complaints purport by their terms to seek injunctive relief preventing consummation of the Offer and Merger, or rescission if they are successfully consummated, and compensatory damages. No motion for injunctive relief has been filed. The defendants anticipate that the complaints will be consolidated into a single action. The description of the lawsuits set forth above is qualified by reference to the complaints filed in such lawsuits which have been filed as Exhibits 4 through 9 hereto.

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

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1  --Resolutions of the Board of Directors of the Company, dated
             October 27, 1998.
 Exhibit 2  --Proxy Statement of the Company dated March 31, 1998, relating to its Annual Meeting of Stockholders held on May 12, 1998.
 Exhibit 3  --Press release issued by the Company on November 3, 1998.
 Exhibit 4  --Complaint filed in Finkelstein v. O'Brien, et al.
             (Civil Action No. 16748, Delaware Court of Chancery).
 Exhibit 5  --Complaint filed in McKinnie v. O'Brien, et al.
             (Civil Action No. 16749, Delaware Court of Chancery).
 Exhibit 6  --Complaint filed in Specht v. O'Brien, et al.
             (Civil Action No. 16746, Delaware Court of Chancery).
 Exhibit 7  --Complaint filed in Steiner v. O'Brien, et al.
             (Civil Action No. 16747, Delaware Court of Chancery).
 Exhibit 8  --Complaint filed in Susser v. O'Brien, et al.
             (Civil Action No. 6745, Delaware Court of Chancery).
 Exhibit 9  --Complaint filed in Hunter v. O'Brien, et al.
             (Civil Action No. 16772, Delaware Court of Chancery).
 Exhibit 10 --Consolidated Service Agreement, dated January 1, 1998
             (incorporated by reference to Exhibit 10.23 to the Company's
             Annual Report on Form 10-K for the year ended December 31, 1997).

                                  SIGNATURES

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 1998

                                          CITIZENS CORPORATION

                                          By the Special Committee of the
                                          Board of Directors of Citizens
                                          Corporation

                                                /s/ James A. Cotter, Jr.
                                          -------------------------------------
                                                  James A. Cotter, Jr.

                                                   /s/ Neal J. Curtin
                                          -------------------------------------
                                                     Neal J. Curtin

                                                  /s/ Dona Scott Laskey
                                          -------------------------------------
                                                    Dona Scott Laskey

                                 EXHIBIT INDEX

 Exhibit 1  --Resolutions of the Board of Directors of the Company, dated
             October 27, 1998.
 Exhibit 2  --Proxy Statement of the Company, dated March 31, 1998, relating to its Annual Meeting of Stockholders held on May 12, 1998.
 Exhibit 3  --Press release issued by the Company on November 3, 1998.
 Exhibit 4  --Complaint filed in Finkelstein v. O'Brien, et al.
             (Civil Action No. 16748, Delaware Court of Chancery).
 Exhibit 5  --Complaint filed in McKinnie v. O'Brien, et al.
             (Civil Action No. 16749, Delaware Court of Chancery).
 Exhibit 6  --Complaint filed in Specht v. O'Brien, et al.
             (Civil Action No. 16746, Delaware Court of Chancery).
 Exhibit 7  --Complaint filed in Steiner v. O'Brien, et al.
             (Civil Action No. 16747, Delaware Court of Chancery).
 Exhibit 8  --Complaint filed in Susser v. O'Brien, et al.
             (Civil Action No. 6745, Delaware Court of Chancery).
 Exhibit 9  --Complaint filed in Hunter v. O'Brien, et al.
             (Civil Action No. 16772, Delaware Court of Chancery).
 Exhibit 10 --Consolidated Service Agreement, dated January 1, 1998
             (incorporated by reference to Exhibit 10.23 to the Company's
             Annual Report on Form 10-K for the year ended December 31, 1997).
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